UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3/Final)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5 1⁄2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$ 56,610,278	$ 7,291.40

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value assumes that all $55,000,000 aggregate principal amount of Alliance One International, Inc.’s 5 1⁄2% Convertible Senior Subordinated Notes due 2014 are purchased at the tender offer price of $1,025 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of February 13, 2014.
(2)	Previously paid. The amount of the filing fee equals $128.80 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,291.40	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO and Schedule TO/A	Dates Filed: December 20, 2013 and January 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on December 20, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on January 22, 2014 and by Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on February 4, 2014 (as so amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Original Schedule TO”), relating to Alliance One’s offer to purchase all of the Company’s outstanding 5 1⁄2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2013 (as supplemented and amended by Amendment No. 1 and Amendment No. 2, the “Original Offer to Purchase”), and the related Letter of Transmittal (as supplemented and amended by Amendment No. 1, “Letter of Transmittal”), copies of which are filed as exhibits to the Original Schedule TO. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

This Amendment No. 3 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the related Letter of Transmittal. You should read this Amendment No. 3 together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase and the Letter of Transmittal.

Item 4. Terms of the Transaction.

Item 4 of the Original Schedule TO is hereby amended and supplemented by adding the following information:

The Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, February 12, 2014 (the “Expiration Time”). As of the Expiration Time, $53,907,000 in aggregate principal amount of the Convertible Notes were validly tendered and not properly withdrawn. The Company accepted for purchase all of the Convertible Notes validly tendered and not properly withdrawn pursuant to the Offer, resulting in aggregate consideration of $55,485,277.18 (which includes $230,602.18 in aggregate accrued and unpaid interest up to, but excluding, the Payment Date), excluding any applicable tax withholding. Payment for the Convertible Notes tendered and accepted for purchase was made on Thursday, February 13, 2014, in accordance with the terms of the Offer.

Item 12.Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(iii)	Press Release dated February 13, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alliance One International, Inc. on February 13, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Joel L. Thomas
	Name:	Joel L. Thomas
	Title:	Executive Vice President – Chief Financial Officer

Dated: February 13, 2014

EXHIBIT INDEX

Exhibits filed as part of this Amendment No. 3 are listed below.

Exhibit Number	Description
(a)(5)(iii)	Press Release dated February 13, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alliance One International, Inc. on February 13, 2014).

4